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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Raymond A. D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 504,044 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 504,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100	Page 5 of 9 Pages

This Amendment No. 3 to the Schedule 13D (the “Schedule 13D”), dated April 20, 2005, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1. Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation. (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose residence is Delaporte Point TH3, Box CB 13016, Nassau, Bahamas. Raymond A. D. French is a company director. Raymond A. D. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is:   rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

CUSIP No 264142100	Page 6 of 9 Pages

Raymond J. R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J. R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4. Purpose of Transaction.

Following the recent purchase of a block of 65,000 Duckwall shares, it is the filers’ belief that Strongbow Capital, Ltd. is now the largest shareholder of the Company.

In a letter to the Company’s former Chairman and President that was attached to their 13D(A) of 19 August 2004, the filers put forward a list of 5 proposals for improving the Company’s financial performance, corporate governance and public disclosures. Since then, the Company has made some significant positive changes: it has gained a new Chairman, a new CEO, has split the roles of Chairman and CEO, has hired a consultant to put forward ideas to improve performance, has initiated a policy of hosting regular investor/analyst conference calls and, as just announced on 21 April 2005, has repurchased a large block of Duckwall shares for cancellation. The filers have been very pleased with these positive changes.

A large factor in the filers’ decision to make its recent large share purchase was their confidence that the Company’s new Chairman and new CEO will now also execute on the Company’s newly publicly-stated goals in the area of financial performance improvement. The filers are hopeful that the Company will also continue to execute in regard to further share repurchases. It is in these areas that the filers were most disappointed prior to the new CEO joining the Company. The filers’ attention will now be sharply focused on ensuring that there is execution in these areas by the Company.

The filers were particularly pleased and impressed with the new Chairman’s recently stated goal of improving the Company’s Return on equity (ROE) in line with its peers. It is the filers’ belief that if the Company can target and achieve an ROE of 10% (in the short term), that the current market would reward the stock with a substantial improvement in price. As shown in the table below, within the Company’s industry group, even companies generating ROE’s of 8.63% and 9.36% have stocks that trade above 1.50 times their respective book values per share (“BVPS”). The Company’s current BVPS is $25.241. It is the filers’ opinion that in the medium- to longer-term the Company’s target ROE should be 15%+.

The table below shows how the Price-to-book ratios awarded to the stocks in Duckwall’s industry group are closely related to each respective company’s ROE. As would be expected, generally the higher is a company’s ROE, the higher is the Price-to-book ratio awarded to its stock by the market.

Company:[2]	ROE:[3]	P/B Ratio:[4]
Duckwall-Alco Stores Inc (DUCK)	6.16%	0.76
Casey’s General Stores Inc (CASY)	8.63%	1.88
Fred’s Inc (FRED)	9.36%	1.81
99 Cents Only Stores (NDN)	12.75%	1.73
Dollar Tree Stores Inc (DLTR)	16.55%	2.36
Family Dollar Stores Inc (FDO)	19.84%	3.24
Dollar General Corp (DG)	21.25%	4.03
Above 7-Company Average	13.51%	2.26

With regard to ongoing disclosure improvements, the filers continue to urge the Company to begin to regularly (quarterly and annually) disclose the following ratios in its earnings reports and financial filings:

Return on equity

Sales per retail square foot (in aggregate and by division)

Total Company S,G&A expense per retail square foot

EBITDA per retail square foot

The filers strongly believe that the regular disclosure of these ratios will significantly assist shareholders in analyzing the progression of the proposed financial turnaround of the Company. The filers believe that when calculated on a per retail square foot basis, these ratios would serve as particularly useful uniform and comparable measures for tracking trends in revenues and expenses over time.

[1]	This figure and all of the ROE and P/B Ratio figures are taken from Bloomberg as of 22 April 2005.
[2]	ShopKo Stores Inc has not been included in this list since the stock of that company is currently subject to a buyout offer.
[3]	Return on equity.
[4]	Price-to-book ratio (Stock price divided by Book value per share).

The filers also believe that it would be useful for investors to have regular (quarterly and annual) disclosures on the breakdown of the total company S,G&A expense number by the following categories:

Store-level S,G&A expenses

Head office S,G&A expenses

Trucklines S,G&A expenses

Warehouse S,G&A expenses

The filers also believe that disclosure of the above components of Company S,G&A expense on a historical basis (e.g.: for each of the last five fiscal years) would be useful to shareholders trying to identify the specific sources of S,G&A expense growth over that period.

CUSIP No 264142100	Page 8 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on April 15, 2005:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	504,044	11.3%
SCM	504,044	11.3%
Raymond A. D. French	504,044	11.3%

(b) Strongbow has shared power to dispose or direct the disposition of 504,044 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 504,044 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 504,044 shares of Common Stock.

(c) The following table sets forth transactions with respect to Common Stock since the filing of Amendment No. 1 to the Schedule 13D by the Filing Parties. Set forth below are the transaction date, average price per share and number of shares traded. The transactions set forth below were market purchases by Strongbow.

Trade Type	Trade Date	No. of Shares	Price
Buy	02/03/05	1,000	$18.75
Buy	02/04/05	500	$18.00
Buy	04/15/05	65,000	$19.15

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

[2]	Computed on the basis of 4,447,658 shares of Common Stock outstanding as of October 31, 2004 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 12/09/04.

CUSIP No 264142100	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French
Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French